[Letterhead of Atkore]

June 3, 2011

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

SUPPLEMENTAL LETTER TO THE REGISTRATION STATEMENT ON
FORM S-4 OF ATKORE INTERNATIONAL HOLDINGS INC.

Ladies and Gentlemen:

1. Atkore International, Inc. (the “Issuer”), Atkore International Holdings Inc. (the “Parent Guarantor”), Atkore International (NV) Inc., Atkore International CTC, Inc., AFC Cable Systems, Inc., Allied Tube & Conduit Corporation, Georgia Pipe Company, TKN, Inc., Unistrut International Corporation, Unistrut International Holdings, LLC and WPFY, Inc. (collectively, the “Subsidiary Guarantors” and together with the Issuer and the Parent Guarantor, the “Registrants”) are registering the exchange offer (the “Registered Exchange Offer”) set forth in the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $410.0 million aggregate principal amount of 9.875% Senior Secured Notes due 2018 (the “New Notes”) of the Issuer, which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The New Notes will be offered in exchange for an equal principal amount of the Issuer’s issued and outstanding 9.875% Senior Secured Notes due 2018  (the “Old Notes”). The New Notes are being registered in reliance on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley and Co. Incorporated (available June 5, 1991), K-III Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993).

2. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any person to distribute the securities to be received in the Registered Exchange Offer and, to the best of each Registrants’ information and belief, each person participating in the Registered Exchange Offer: (i) is neither an “affiliate” of any of the Registrants within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the securities in exchange for securities acquired directly from any of the Registrants for its own account; (ii) is acquiring the securities in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the securities to be received in the Registered Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Registered Exchange Offer. In this regard, the Registrants will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that if such person is participating in the Registered Exchange Offer for the purpose of distributing the securities to be acquired in the Registered Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction unless made pursuant to an exemption from such requirements. The Registrants acknowledge that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3. The Registrants will make each person participating in the Registered Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds existing securities acquired for its own account as a result of market-making activities or other trading activities, and who receives new securities in exchange for such existing securities pursuant to the Registered Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such new securities, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions, and (ii) by executing the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act, and that the Registrants will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Registered Exchange Offer) a provision stating that: If the exchange offeree is a broker-dealer that will receive new securities for its own account in exchange for existing securities, where such existing securities were not acquired as a result of market-making activities or other trading activities, such broker-dealer will not be able to participate in the Registered Exchange Offer.

4. With respect to any broker-dealer that participates in the Registered Exchange Offer with respect to existing securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or any of their affiliates to distribute the securities to be received in the Registered Exchange Offer.

Very truly yours,

ATKORE INTERNATIONAL, INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Chief Financial Officer, Treasurer and Director

ATKORE INTERNATIONAL HOLDINGS INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Chief Financial Officer and Director

ATKORE INTERNATIONAL (NV) INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President and Director

ATKORE INTERNATIONAL CTC, INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Treasurer and Director

AFC CABLE SYSTEMS, INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Treasurer and Director

ALLIED TUBE & CONDUIT CORPORATION

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President and Director

GEORGIA PIPE COMPANY

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President and Director

TKN, INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Treasurer and Director

UNISTRUT INTERNATIONAL CORPORATION

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Treasurer and Director

UNISTRUT INTERNATIONAL HOLDINGS, LLC

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President and Manager

WPFY, INC.

By:	/s/ Karl J. Schmidt
Name: Karl J. Schmidt
Title: Vice President, Treasurer and Director